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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Arotech Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

042682 20 3
(CUSIP Number)

Yaakov Har-Oz, Esq., c/o Arotech Corporation, 1229 Oak Valley Drive, Ann Arbor, MI (734) 761-5836
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIP No. 042682 20 3	13D	Page 2 of 5 Pages

1.			NAMES OF REPORTING PERSONS Steven D. Esses I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	753,257 [includes 2,499 shares subject to options exercisable within 60 days and restricted shares as detailed in Item 5 below]
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	375,950 [includes 2,499 shares subject to options exercisable within 60 days]
	10.	SHARED DISPOSITIVE POWER	0
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 753,257
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 042682 20 3	13D	Page 3 of 5 Pages

This Statement relates to the beneficial ownership by Steven D. Esses (“Mr. Esses”) of 753,257 shares (including restricted stock and shares issuable upon the exercise of options exercisable within 60 days) of the common stock of Arotech Corporation.

Item 1.	Security and Issuers.

This Statement relates to the common stock, $0.01 par value, of Arotech Corporation, a Delaware corporation (the “Issuer”) having its principal executive offices at 1229 Oak Valley Drive, Ann Arbor, Michigan 48108. It is filed to report the fact that as a result in part of changes in the number of shares of the Issuer’s stock outstanding, the percentage ownership by Mr. Esses of shares of the Issuer’s stock has now exceeded the filing threshold for this form.

Item 2.	Identity and Background.

Mr. Esses is President and Chief Operating Officer of the Issuer. Mr. Esses has been a director of the Issuer since July 2002, the Executive Vice President of the Issuer since January 2003, the Issuer’s Chief Operating Officer since February 2003 and the Issuer’s President since December 2005. From 2000 until 2002, Mr. Esses was a principal with Stillwater Capital Partners, Inc., a New York-based investment research and advisory company (hedge fund) specializing in alternative investment strategies. During this time, Mr. Esses also acted as an independent consultant to new and existing businesses in the areas of finance and business development. In 1995, Mr. Esses founded the Dunkin’ Donuts franchise in Israel and was its Managing Director and CEO until 2005. Before founding Dunkin’ Donuts Israel, Mr. Esses was the Director of Retail Jewelry Franchises with Hamilton Jewelry, and before that he served as Executive Director of Operations for the Conway Organization, a major off-price retailer with 17 locations.

Mr. Esses’s business address is 1229 Oak Valley Drive, Ann Arbor, Michigan 48108. During the past ten years, Mr. Esses has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past ten years, Mr. Esses has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining Mr. Esses from future violations of, or prohibiting or mandating activities by Mr. Esses subject to, federal or state securities laws or finding any violation by Mr. Esses with respect to such laws.

Mr. Esses is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of the Transaction.

Not applicable.

CUSIP No. 042682 20 3	13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

Mr. Esses beneficially owns 753,257 shares of Common Stock, as follows:

➢	373,451 of these shares are held by Mr. Esses directly. Mr. Esses holds sole voting and dispositive power over these shares.

➢
103,334 of these shares are restricted stock held by a trustee for Mr. Esses’s benefit, subject to his earning these shares pursuant to the terms of the restricted stock grant. Mr. Esses holds sole voting power over these shares but does not hold dispositive power over these shares.

➢
273,973 of these shares are restricted stock held by a trustee for Mr. Esses’s benefit to remain there until such time as Mr. Esses shall be entitled to his severance package pursuant to the terms of his employment agreement. Mr. Esses holds sole voting power over these shares but does not hold dispositive power over these shares.

➢	2,499 of these shares are shares subject to options exercisable within 60 days.

Other than the vesting of restricted stock, Mr. Esses has not effected any transaction in the Common Stock in the past sixty (60) days. To the best of Mr. Esses’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the shares of Common Stock held by him.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Esses is party to an employment agreement (the “Employment Agreement”) with the Issuer. Pursuant to the Employment Agreement, Mr. Esses was granted demand and “piggyback” registration rights covering shares of the Issuer’s Common Stock held by him.

Additionally, under the terms of the Employment Agreement, the Issuer was obligated to pre-fund Mr. Esses’s severance agreement into a trust, in cash. By agreement with Mr. Esses, the Issuer funded $200,000 of Mr. Esses’s severance package in shares of the Issuer’s stock rather than in cash, to be held in a trust until such time as Mr. Esses shall be entitled to payment of his severance package pursuant to the terms of his employment agreement.

Based on the closing price of the Issuer’s stock ($0.73) on the Nasdaq Stock Market on April 17, 2009 (the date on which the Issuer’s Board of Directors and Mr. Esses agreed to this arrangement, a total of 273,973 shares was issued and given over to the trust, to remain there until such time as Mr. Esses shall be entitled to his severance package pursuant to the terms of his employment agreement. The economic risk of gain or loss on these shares is borne by Mr. Esses. Should Mr. Esses leave the Issuer’s employ under circumstances in which he is not entitled to his severance package (primarily, termination for Cause as defined in his employment agreement), these shares would be returned to the Issuer for cancelation.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 042682 20 3	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
Date

 /s/ Steven Esses
Signature

Steven D. Esses
Name/Title